Exhibit 1.02
ClearOne, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013
Company Overview

ClearOne, Inc. (ClearOne) is a global company that designs, develops and sells conferencing, collaboration, streaming and digital signage products for voice and visual communications.

Conflict Minerals Disclosure

ClearOne has concluded that products it manufactures or contracts to manufacture contain conflict minerals, defined by Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Act”) as columbite-tantalite (tantalum), cassiterite (tin), wolframite (tungsten) and gold. As a result of such conclusion, ClearOne conducted a reasonable country of origin inquiry designed to determine if the conflict minerals in its products originated in the Democratic Republic of Congo or an Adjoining Country or are from recycled or scrap resources. In conducting due diligence, ClearOne applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

ClearOne has performed a reasonable country of origin inquiry, which included the following procedures:

•	Determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by ClearOne worldwide;

•	Questionnaires were drafted and sent to all current suppliers requiring identification of any conflict minerals from the Democratic Republic of the Congo (“DRC”) or an adjoining country;

•	Upon receipt from suppliers, all questionnaires were reviewed to determine whether conflict minerals were from the DRC or an adjoining country;

•	Follow-up was conducted with slow-to-respond suppliers, distributors and resellers; and

•	To the extent possible, a search of certain publicly available information was performed.

ClearOne has determined in good faith that for calendar year 2013, as a result of its due diligence efforts, that a portion of its products contain conflict minerals originating in the DRC or an Adjoining Country and knows or has reason to believe that those conflict minerals may not be solely from recycled or scrap sources. ClearOne has also concluded in good faith that during this reporting period, the necessary conflict materials contained in our products that originated or may have originated from the Covered Countries are “DRC conflict undeterminable.” ClearOne was unable to determine whether the conflict minerals financed or benefited armed groups.

In the next compliance period, Clearone intends to continue gathering the information from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups.

This Conflict Minerals Report was not subject to an independent private sector audit, as such an audit was not required by paragraph 2 of the instructions to Item 1.01 of Form SD.

A copy of this Conflict Minerals report is publicly available on ClearOne’s website at:
http://amda-1hfh73.client.shareholder.com/sec.cfm.